

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

   Re: Troika Media Group, Inc.
     Amendment No. 8 to Draft Registration Statement on Form S-1
     Submitted July 24, 2020
     CIK No. 0001021096

Dear Mr. Machinist:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A DRS filed July 24, 2020

Selected Historical Consolidated Financial and Operating Data, page 7

1. Refer to the Dilution table on page 32. We note that the 1 for 15 reverse stock split is to be effected prior to the date of this prospectus. In a pre-filing amendment, please revise selected financial data and any other disclosures of shares outstanding and per share amounts in the document to reflect the reverse stock split retroactively.

Financial Statements, page F-1

2.   Please revise to retroactively reflect the 1 for 15 reverse stock split on the face of each of the relevant financial statements and throughout the notes to the financial statements. Please also have your auditors modify their audit report for the reverse stock split accordingly.

     You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Elliot Lutzker